RELIANCE Communications
Anil Dhirubhai Ambani Group

[redacted]

06016760

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Exemption File No.82 - 35005

8th September, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have sent a letter accompanied with Media Release on "Reliance Communications Ltd. completes corporate reorganisation in record period of six months", copy of the said letter is enclosed herewith for information and records.

Very truly yours
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

September 8, 2006

Shri S. Subramanian
DCS - CRD
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Media Release on Reliance Communications Ltd. (RCOM) completes corporate reorganisation in record period of six months

We enclose herewith the Media Release issued by the Company which is self explanatory.

Kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl. :- As above

RELIANCE COMMUNICATIONS LTD. (RCOM) COMPLETES CORPORATE REORGANISATION IN RECORD PERIOD OF SIX MONTHS

RCOM NOW PRIMARY OPERATING COMPANY FOR ENTIRE TELECOM BUSINESS

ALL NETWORKS, FACILITIES, LICENSES AND PROPERTIES 100% OWNED BY RCOM AND ITS WHOLLY-OWNED SUBSIDIARIES

INTERESTS OF PROMOTERS ALIGNED WITH OVER 2 MN SHAREHOLDERS,
THE LARGEST SHAREHOLDER FAMILY IN THE COUNTRY WITH NO CASH OUTGO FROM THE COMPANY

MARKET CAP INCREASES TO RS 62,300 CRORE (US$ 13.4 BILLION) – AMONG THE TOP 10 COMPANIES IN INDIA

RCOM PART OF SENSEX, NIFTY AND MSCI INDICES

Mumbai, 8th September, 2006: Reliance Communications Limited ("RCOM") today announced **the completion of its corporate reorganisation plan initiated in March 2006, in a record period of less than 6 months from the listing of the Company.** The orders of the Hon'ble High Court of Bombay approving the reorganisation have been filed with the Registrar of Companies, and the stock exchanges.

RCOM has now become the primary operating company for the entire telecom business. RCOM and its wholly-owned subsidiaries own 100% of the networks, facilities, licenses and properties used in its business.

These include inter alia the nationwide CDMA and GSM wireless networks, the national and intra-city fibre optic networks, the FLAG and FALCON global submarine cable systems, the Reliance World retail chain, the internet data centres, contact centres, network operating centres, and other facilities used in these businesses.

The entire shareholdings of the Promoter Group in certain affiliates will stand exchanged for equity shares of RCOM, thereby providing **a simple and transparent ownership structure, and completely aligning the interests of the Promoter Group with over 2 million shareholders of the Company.**

The market capitalisation of RCOM increases to Rs 62,300 crore (US$ 13.4 billion) – among the top 10 companies in India.

RCOM is part of the benchmark Sensex, Nifty and MSCI indices, widely tracked by domestic and international investors.

Background to the corporate reorganisation

Under the ownership structure resulting from the de-merger of Reliance Industries Limited ("RIL"), Reliance Communications Limited ("RCOM) did not own a majority stake in any of its principal operating companies or other affiliates.

Following the de-merger, the ownership by RCOM of its principal operating companies was as follows:

- 45.34% of Reliance Infocomm Limited ("RIC"), which in turn held 100.00% of FLAG Telecom Limited ("FLAG");
- 45.00% of Reliance Communications Infrastructure Limited ("RCIL"); and,
- 35.60% of Reliance Telecom Limited ("RTL").

The balance of the equity shareholdings in RIC, RCIL, and RTL were owned entirely by the Promoters of RCOM. This legacy structure had significant drawbacks with regard to resource mobilization, transparency, and valuations.

Terms of the corporate reorganisation

In order to address the situation, on 12th March, 2006, the Board of RCOM approved a reorganisation pursuant to which (a) RIC has been merged fully with RCOM and its activities are now operating divisions of RCOM, and (b) RCIL and RTL, and FLAG have become wholly owned subsidiaries of RCOM. In addition, RCOM has acquired the 134 acre Dhirubhai Ambani Knowledge City ("DAKC) complex and several other properties used in its business which were previously privately owned.

The corporate reorganisation was effected by way of an exchange of shares under a Scheme of Amalgamation, and did not involve any cash outgo.

Issued share capital of RCOM

Under the terms of the corporate reorganisation, new equity shares of RCOM are being issued in exchange for the Promoters' direct equity shareholdings in RIC, RCIL, and RTL and as consideration for the properties. **The issued equity share capital of RCOM will stand at 204.461 crore shares of Rs 5 each.**

The market capitalisation of RCOM considering its increased equity share capital, increases to Rs 62,300 crore (US$ 13.4 billion). Accordingly, RCOM ranks among the top 10 companies in India.

Shareholding pattern of RCOM

Post the corporate reorganisation, the shareholding pattern of RCOM is as follows:

Category	Shareholding
Domestic institutions / Banks / Mutual funds	06.30%
Foreign investors – FIIs, NRIs, GDRs, and others	14.15%
Indian public	12.93%
Reliance Anil Dhirubhai Ambani Group	66.62%
Total	**100.0%**

Corporate milestones since the listing of RCOM

In keeping with its commitment to maintain the highest standards of governance and to maximise shareholder value, RCOM has moved forward rapidly since its listing to optimize its corporate and financial structure. Notable milestones include the following:

Event	Date
De-merger effective	21st December, 2005
Reliance ADA Group receives control of RCOM	7th February 2006
Listing on the BSE / NSE	6th March, 2006
Announcement of corporate reorganisation	12th March 2006
US$ 500 million zero coupon FCCB	22nd March, 2006
Name change to Reliance Communications Limited	7th June, 2006
GDR listing on LuxX for RIL GDR holders at de-merger	3rd August, 2006

About Reliance ADA Group: Among India's top three private sector business houses, with a market capitalization of Rs 100,000 crore (US$ 22 billion), net assets in excess of Rs 31,500 crore (US$ 7 billion), and net worth to the tune of Rs 27,500 crore (US$ 6 billion).

The group has a customer base of over 50 million, the largest in India, and a shareholder base of over 8 million, among the largest in the world. Through its products and services, the Reliance - ADA Group touches the life of 1 in 10 Indians every single day. The business presence of the Group extends to over 4,500 towns and 300,000 villages in India, and 5 continents across the world. The interests of the Group range from communications (Reliance Communications) and financial services

(Reliance Capital Ltd), to generation, transmission and distribution of power (Reliance Energy), infrastructure and entertainment.

About Reliance Communications: Reliance Communications Ltd. is India's foremost integrated telecommunications Company with over 25.7 million Indian and 600,000 global individual consumers. RCOM's corporate clientele includes 600 Indian and 250 multinational corporations, and – through subsidiary FLAG Telecom - over 200 global carriers.

The Company has a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire Infocomm value chain.

For further information, pls. contact Gaurav Wahi at +91-9322904680
or on gaurav.wahi@relianceada.com